FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 27, 2003

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X            Form 40-F ___

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___       No   X

Documents Included as Part of this Report

No.            Document

1.

    Press Release dated May 27, 2003.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 27, 2003

                                                                                                                           DATAMIRROR CORPORATION

                                                                                                                           By: /s/ Peter Cauley

                                                                                                                           Peter Cauley

                                                                                                                           Chief Financial Officer